UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the fiscal year ended December 31, 2009

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from                  to

Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator

Valley National Bank Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 25, 2010

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statement of Assets Available for Benefits

Year Ended December 31, 2009 and 2008

	December 31,
	2009	2008
Assets:
Investments at fair value:
Mutual funds	$63,735,805	$45,951,096
Employee stock ownership fund	6,605,583	9,269,828
Valley common stock fund	6,756,809	5,986,964
Common collective trust:
Fidelity Managed Income Portfolio	2,518,014	1,085,331
Wrap contracts	2,845	1,028

Total common collective trust	2,520,859	1,086,359
Participant loans receivable	175,657	69,362

Total investments at fair value	79,794,713	62,363,609

Other receivables	105,722	—

Total assets	79,900,435	62,363,609

Liabilities:
Benefits payable	87,236	55,862
Accrued expenses and other liabilities	95,223	50,346

Total liabilities	182,459	106,208

Net assets available for benefits at fair value	79,717,976	62,257,401
Adjustment from fair value to contract value for fully benefit-responsive investment contract	46,876	58,600

Net assets available for benefits	$79,764,852	$62,316,001

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

	Mutual Funds*	Valley Common Stock Fund	Employee Stock Ownership Fund	Participant Loans	Plan Total
Additions to net assets attributable to:
Contributions:
Employer contributions, net of forfeitures	$1,308,968	$142,732	$(4,657)	$—	$1,447,043
Employee contributions	4,751,037	498,159	—	—	5,249,196
Rollover contributions	196,372	2,326	—	—	198,698

Total contributions	6,256,377	643,217	(4,657)	—	6,894,937
Investment income:
Dividends and interest	1,260,821	280,571	359,134	—	1,900,526
Net realized gains (losses) on sales of investments	218,914	(459,894)	(278,263)	—	(519,243)
Net appreciation (depreciation) of investments	10,389,965	(714,965)	(2,224,793)	—	7,450,207

Net investment income (loss)	11,869,700	(894,288)	(2,143,922)	—	8,831,490

Transfers from predecessor retirement savings plans	4,804,911	1,148,410	—	168,514	6,121,835
Transfers between funds	24,713	137,084	(161,797)	—	—
Loan repayments	60,653	1,478	—	(48,619)	13,512

Total additions	23,016,354	1,035,901	(2,310,376)	119,895	21,861,774

Deductions from net assets attributable to:
Benefits paid to participants	(3,799,788)	(235,756)	(353,020)	(13,600)	(4,402,164)
Administrative expenses	(9,081)	(829)	(849)	—	(10,759)

Total deductions	(3,808,869)	(236,585)	(353,869)	(13,600)	(4,412,923)

Net increase (decrease) in net assets available for benefits	19,207,485	799,316	(2,664,245)	106,295	17,448,851
Net assets available for benefits at beginning of year	47,096,055	5,880,756	9,269,828	69,362	62,316,001

Net assets available for benefits at end of year	$66,303,540	$6,680,072	$6,605,583	$175,657	$79,764,852

*	Includes changes in net assets for mutual funds and a common collective trust.

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

	Mutual Funds*	Valley Common Stock Fund	Employee Stock Ownership Fund	Participant Loans	Plan Total
Additions to net assets attributable to:
Contributions:
Employer contributions, net of forfeitures	$1,169,325	$131,228	$(25,774)	$—	$1,274,779
Employee contributions	4,407,516	501,021	—	—	4,908,537
Rollover contributions	99,980	2,713	—	—	102,693

Total contributions	5,676,821	634,962	(25,774)	—	6,286,009
Investment income:
Dividends and interest	1,822,508	219,129	390,335	—	2,431,972
Net realized (losses) gains on sales of investments	(2,146,618)	60,906	(27,009)	—	(2,112,721)
Net (depreciation) appreciation of investments	(17,398,805)	598,494	991,719	—	(15,808,592)
Net investment (loss) income	(17,722,915)	878,529	1,355,045	—	(15,489,341)

Transfers from predecessor retirement savings plans	1,384,180	—	—	15,740	1,399,920
Transfers between funds	525,566	(131,412)	(394,154)	—	—
Loan repayments	22,127	955	—	(16,813)	6,269

Total additions	(10,114,221)	1,383,034	935,117	(1,073)	(7,797,143)

Deductions from net assets attributable to:
Benefits paid to participants	(6,099,851)	(605,166)	(580,148)	—	(7,285,165)
Administrative expenses	(2,446)	(184)	(184)	—	(2,814)

Total deductions	(6,102,297)	(605,350)	(580,332)	—	(7,287,979)

Net (decrease) increase in net assets available for benefits	(16,216,518)	777,684	354,785	(1,073)	(15,085,122)
Net assets available for benefits at beginning of year	63,312,573	5,103,072	8,915,043	70,435	77,401,123

Net assets available for benefits at end of year	$47,096,055	$5,880,756	$9,269,828	$69,362	$62,316,001

*	Includes changes in net assets for mutual funds and a common collective trust.

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Plan Description

The following brief description of the Valley National Bank Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General

Valley National Bank (the “Bank” or the “Plan Administrator”) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (“IRC”) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is primarily a participant-directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries, who have completed 1,000 hours of service over a continuous 12-month period, as defined by the Plan.

(b) Plan Amendments

Effective January 1, 2009, the Bank amended the Plan such that each employee who was a participant in the Greater Community Bancorp 401(k) Employee Savings Plan (the “GCB Plan”), acquired on July 1, 2008, as of December 31, 2008 immediately became a participant in the Bank’s Plan. The Plan was also amended to include the participant’s employment at Greater Community Bancorp, prior to its acquisition by Valley National Bancorp (“Valley”) under the definition of continuous service for purposes of determining an employee’s eligibility period of service. The Plan was amended such that former participants in the GCB Plan became fully vested in their entire account balance under the Plan.

(c) Contributions and Participant Accounts

Participants in the Plan may direct contributions made by or for them to be applied to all or any investment funds in  1/2% increments from 1% to 100% of compensation as defined or such amount permissible under the IRC. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service up to $5,500 in 2009 and $5,000 in 2008. The contributions are credited to participant accounts in cash and are matched by the Bank in an amount equal to 100% of 2% of each participant’s salary deferred contributions as established by the Bank. Catch-up contributions are not matched by the Bank.

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is equal to their vested balance in their account.

(d) Vesting

A participant is 100% vested at all times for his/her tax deferred contributions. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(e) Investment Election

Upon enrollment, participants may direct their contributions to the Plan into one or more of the 30 investment options offered by the Plan, including Valley Common Stock Fund, mutual funds (including a common collective trust), and money market funds managed by Fidelity Management Trust Company, (“Fidelity”). The election at enrollment applies to a participant’s elective deferral, matching, and catch-up contributions. A separate election is required for any rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including matching contributions are automatically invested in one of the Fidelity Freedom Funds based on the participant’s current age and assumed normal retirement age, as defined by the Plan. A participant may change the elective deferral and may transfer all or a portion of their account to other funds within the Plan at any time.

(f) Participant Loans

Participant loans are not permitted by the Plan; however, the Plan has pre-existing participant loans as a result of various acquisitions by the Bank whereby certain benefit plans of the acquiree have been merged into the Plan. Interest is charged at rates ranging from 5.0% to 10.25%, with all interest on loans being paid back into the participant’s plan account. Principal and interest is paid ratably through payroll deductions, generally over a period of between 3 and 29 years.

Participant loans are reported at their outstanding principal balances, which approximate fair values as determined by using a discounted cash flow model considering current market rates of interest. Participant loans are not measured at fair value on a recurring basis.

(g) Withdrawals

Upon termination of employment due to death, disability, retirement or financial hardship condition, a participant may elect to receive a distribution of their vested account balances.

Plan participants, under conditions of financial hardship, are permitted to withdrawal all or a portion of their vested account balance provided they attained the age of 59  1/2 or they qualify for a financial hardship. The conditions of a financial hardship include purchase of a primary residence, tuition of post-secondary education, un-reimbursed medical expenses, prevention of eviction, payment of burial expenses or un-reimbursed expenses to repair damage to your primary residence. A financial hardship withdrawal will prevent participant contributions to the Plan for a six month period.

There were no claimed but unpaid withdrawals at December 31, 2009 and 2008.

(h) Forfeitures

Forfeitures arise from the termination of employment of participants who are not fully vested. Forfeitures of terminated participants’ non-vested accounts amounted to $25,930 and $39,337 for 2009 and 2008, respectively, and were applied to reduce future Bank contributions.

(i) Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, it has the right to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of the Plan termination, all participants of the Plan would become 100% vested in their fund balances.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(2) Summary of Significant Accounting Policies

(a) General

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Accounting Pronouncements

Fair Value Measurements. In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Codification. In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

Fair Value Disclosures. In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 (see note 3) and Level 2 (see note 3) fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 (see note 3) fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Bank is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Subsequent Events. In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

(d) Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley Common Stock Fund, in which purchases are recorded on trade date and sales are recorded on settlement date. At December 31, 2009 and 2008, there was no effect on the financial statements related to recording sale transactions in the Valley Common Stock Fund on a settlement date basis.

Realized gains or losses are calculated on a specific identification basis.

(e) Administrative Expenses

Expenses incurred by the Plan are paid directly by the Plan and by the Bank on the behalf of the Plan (see note 8 for details).

(f) Benefits Payments

Benefits are recorded when paid.

(g) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp (“Valley”) common stock, which is held in the Valley Common Stock Fund and the Employee Stock Ownership Fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(3) Fair Value Measurement

Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 as compared to December 31, 2008.

Mutual funds and common stock. Mutual funds, the Employee Stock Ownership Fund, and Valley Common Stock Fund are stated at fair value with related changes in unrealized appreciation and depreciation reflected in net assets available for benefits. The fair values of these investments are based on exchange quoted prices in active markets for identical instruments (Level 1 inputs).

Common collective trust. Common collective trust fund (the Fidelity Managed Income Portfolio) fair value is based upon the total fair value of the collective trust fund at year end multiplied by the fund’s contract value percentage held by the Plan. The total fair value of the collective trust fund equals the sum of the fair values of all of the fund’s investments (i.e., fixed income investments, asset-backed securities, and synthetic guaranteed investment contracts - “wrap contracts”).

The fair value of the fixed income securities and asset-backed securities is based on the values of the underlying debt securities, which are valued using quoted prices on similar assets. The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities. Investments in open-ended investment vehicles are valued at quoted market prices in active markets at year end, which represent the net asset value of shares held by the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following tables present the Plan’s assets measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value Measurements at Reporting Date Using:
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large Cap	$24,771,275	$24,771,275	$—	$—
Mid Cap	1,424,143	1,424,143	—	—
Small Cap	839,025	839,025	—	—
Blended	12,556,598	12,556,598	—	—
International	4,734,608	4,734,608	—	—
Fixed Income	11,011,379	11,011,379	—	—
Short term investments	8,398,777	8,398,777	—	—

Total mutual funds	63,735,805	63,735,805	—	—

Employee Stock Ownership Fund	6,605,583	6,605,583	—	—
Valley Common Stock Fund	6,756,809	6,756,809	—	—
Common collective trust	2,520,859	—	2,520,859	—
Participant loans	175,657	—	—	175,657

Total investments	$79,794,713	$77,098,197	$2,520,859	$175,657

		Fair Value Measurements at Reporting Date Using:
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large Cap	$16,741,833	$16,741,833	$—	$—
Mid Cap	618,932	618,932	—	—
Small Cap	419,795	419,795	—	—
Blended	7,864,171	7,864,171	—	—
International	3,314,457	3,314,457	—	—
Fixed Income	8,619,873	8,619,873	—	—
Short term investments	8,372,035	8,372,035	—	—

Total mutual funds	45,951,096	45,951,096	—	—

Employee Stock Ownership Fund	9,269,828	9,269,828	—	—
Valley Common Stock Fund	5,986,964	5,986,964	—	—
Common collective trust	1,086,359	—	1,086,359	—
Participant loans	69,362	—	—	69,362

Total investments	$62,363,609	$61,207,888	$1,086,359	$69,362

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008.

	December 31,
	2009	2008
Participant loans:
Balance, beginning of year	$69,362	$70,435
Loan transfers in from predecessor plans	168,514	15,740
Repayments and settlements, net	(62,219)	(16,813)

Balance, end of year	$175,657	$69,362

The Plan invests in common collective trusts, which are stable value pooled funds and qualify for contract value accounting treatment and disclosure in accordance with ASC Subtopic 962-325 “Investments – Other”. ASC Subtopic 962-325 requires fully benefit-responsive investment contracts held in a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain events limit the ability of the plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (ii) bankruptcy of the Plan Administrator or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (iii) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan, (iv) the delivery of any communication to Plan participants designed to influence a participant not to invest in the common collective trusts, or (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(4) Investments

The following is a summary of individual investments, at fair value, that represent 5% or more of net assets available for benefits at December 31, 2009 and 2008:

	December 31,
Description	2009	2008
Fidelity Growth Company Fund	$13,163,058	$8,607,387
PIMCO Total Return Fund	10,116,537	8,061,251
Fidelity Cash Reserve Fund	8,378,837	8,372,035
Fidelity Balanced Fund	7,846,940	6,155,178
Employee Stock Ownership Fund	6,605,583	9,269,828
Spartan U.S. Equity Index Fund	6,627,801	5,160,406
Valley Common Stock Fund	6,756,809	5,986,964

	$59,495,565	$51,613,049

(5) Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003 stating that the Plan and underlying trust is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6) Plan Mergers

The following plans from various acquisitions prior to January 1, 2009 have been merged into the Plan during the years ended December 31, 2009 and 2008:

Plan Name	Effective Date	Amount
2009
Greater Community Bancorp Employee Savings Plan	January 2009	$6,121,835

2008
Masters Coverage Corp 401(k) Savings Plan	January 2008	$763,682
Norcrown Bank 401(k) Plan	January 2008	335,293
RISC Inc. Employees 401(k) Profit Sharing Plan	January 2008	204,083
Shrewsbury State Bank Retirement Savings Plan	January 2008	96,862

		$1,399,920

(7) Employee Stock Ownership Fund

On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the “ESOP”) was merged into the Plan. In June 1996, the ESOP entered into a $1,785,110 borrowing agreement with Wayne Bancorp, Inc. Upon the merger, each underlying common share held in the ESOP was exchanged for 1.1 shares of Valley common stock and the Plan assumed the borrowing as of May 1, 1999 with an outstanding balance of $1,190,073. The term borrowing agreement was transferred to the Bank. The agreement provided for the borrowing to be repaid over ten years and was fully satisfied in 2005.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

All of the shares under the ESOP were allocated as of December 31, 2009 and 2008. All share amounts have been restated to reflect Valley’s 5% common stock dividend paid on May 21, 2010, and all prior stock dividends and splits.

(8) Related-Party Transactions

The Plan invests in certain funds which are administered by Fidelity Investments Operations Company, Inc., the recordkeeper of the Plan, and an affiliate of Fidelity, the trustee of the Plan. Costs of management services are paid by the Plan and by the Bank on behalf of the Plan. Fees paid by the Plan were $10,758 and $2,814 for the years ended December 31, 2009 and 2008, respectively. Fees paid by the Bank on behalf of the Plan totaled $41,486 and $63,071 for the years ended December 31, 2009 and 2008, respectively, and these expenses are not reflected in the statement of changes in net assets available for benefits.

Certain costs of administrative services rendered on behalf of the Plan, including accounting, tax, legal, audit and other administrative support, were borne by the Bank and estimated to be $61,875 and $58,475 in 2009 and 2008, respectively.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500 for the years ended December 31, 2009 and 2008:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$79,764,852	$62,316,001
Adjustment from fair value to contract value for common collective trust	(46,876)	(58,600)

Net assets available for benefits per the Form 5500	$79,717,976	$62,257,401

Changes in net assets available for benefits per the financial statements	$17,448,851	$(15,085,122)
Change in adjustment from fair value to contract value for common collective trust	11,724	(50,846)

Changes in net assets available for benefits per the Form 5500	$17,460,575	$(15,135,968)

(10) Subsequent Event

Effective January 4, 2010, the Bank amended the Plan for the following provisions: (i) the period of eligibility service was shortened the from 12 months to 3 months, (ii) an automatic enrollment feature was added i.e., for each and eligible non-participant who did not elect the deferral or opted out to be automatically enrolled in the Plan, (iii) an automatic salary adjustment option was added allowing the participant to elect to have the percentage of his or her salary adjustment automatically increased on an annual basis, (iv) participant loans are allowed for the Plan participants who have not incurred a severance from employment. Participant loans from the Plan are subject to provisions prescribed by the Plan. The Bank noted no additional subsequent events in its evaluation through the date on which these financial statements were issued.

Supplemental Schedule

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of source	Notes	Description of investment	Number of shares or units	Cost	Current value
		Mutual Funds:
(4)	(2)	Fidelity Cash Reserves	8,378,837	(1)	$8,378,837
(4)		Spartan U.S. Equity Index Fund Investor Class	168,090	(1)	6,627,801
(4)	(2)	Fidelity Worldwide Fund	144,959	(1)	2,329,489
(4)	(2)	Fidelity Growth Company Fund	190,824	(1)	13,163,058
(4)	(2)	Fidelity Growth & Income Portfolio	32,334	(1)	519,276
(4)	(2)	Fidelity Advisor Equity Income Fund Class I	99,909	(1)	2,103,075
(4)	(2)	Fidelity Balanced Fund	479,642	(1)	7,846,940
(4)	(2)	Fidelity Low-Priced Stock Fund	44,588	(1)	1,424,143
(4)	(2)	Fidelity Diversified International Fund	85,897	(1)	2,405,119
(4)	(2)	Fidelity Dividend Growth Fund	25,046	(1)	592,849
(4)	(2)	Fidelity Freedom Income Fund	14,142	(1)	151,881
(4)	(2)	Fidelity Freedom 2000 Fund	2,551	(1)	28,953
(4)	(2)	Fidelity Freedom 2005 Fund	3,274	(1)	32,838
(4)	(2)	Fidelity Freedom 2010 Fund	24,277	(1)	303,701
(4)	(2)	Fidelity Freedom 2015 Fund	73,288	(1)	763,659
(4)	(2)	Fidelity Freedom 2020 Fund	72,119	(1)	905,088
(4)	(2)	Fidelity Freedom 2025 Fund	67,950	(1)	705,997
(4)	(2)	Fidelity Freedom 2030 Fund	37,443	(1)	463,916
(4)	(2)	Fidelity Freedom 2035 Fund	18,349	(1)	188,263
(4)	(2)	Fidelity Institutional Short-Intermediate Government Fund	89,217	(1)	894,842
(4)	(2)	Fidelity Freedom 2040 Fund	79,220	(1)	567,213
(4)	(2)	Fidelity Freedom 2045 Fund	32,724	(1)	277,173
(4)	(2)	Fidelity Freedom 2050 Fund	4,328	(1)	36,142
(4)		PIMCO Total Return Fund Administrative Class	936,716	(1)	10,116,537
(4)		FPA Capital Fund, Inc	25,302	(1)	839,025
(4)		American Funds Growth Fund of America Class R4	65,113	(1)	1,765,216
(4)		Oakmark Equity and Income	11,152	(1)	284,834
(4)		Fed UST Cash Reserve	19,940	(1)	19,940
(4)		Common Collective Trust:
(4)	(2) (5)	Fidelity Managed Income Portfolio	2,567,734	(1)	2,520,859
(4)	(2) (3)	Valley Common Stock Fund	982,364	(1)	6,756,809
		Employee Stock Ownership Fund:
(4)	(2) (3)	Valley Common Stock	490,861	7,829,143	6,605,583
(4)	(2)	Participant loans receivable (interest rates range from 5.0%
		to 10.25% and maturity dates ranging from
		July 8, 2010 to December 11, 2026).	N/A	N/A	175,657

					$79,794,713

(1)	Not required for participant-directed investments.
(2)	Party-in-interest – as defined by ERISA.
(3)	Share amounts have been restated to reflect Valley National Bancorp’s 5% common stock dividend issued on May 21, 2010 and all prior common stock dividends and splits.
(4)	Assets managed by Fidelity Investments, Inc.
(5)	Fair value includes $2,845 related to an insurance wrap contract.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By:	/s/ ALAN D. ESKOW
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer on behalf of the Plan Administrators

Date: June 25, 2010